

Sit U.S. Government Securities Fund
(SNGVX, SNGYX)

Looking for income? For 35 years, the Sit U.S. Government Securities Fund has racked up a solid performance record.

For details, see Morningstar's total return rankings as of September 2, 2022 (below) or the fund's fact sheet.

Sit U.S. Government Securities Fund (SNGVX) Morningstar Percentile Rankings
Morningstar Category: Short Government

	15 Years	10 Years	5 Years	3 Years	1 Year	Year-to-date
Percentile Rank in Class	1st	8th	3rd	21st	31st	9th
# of Funds in Class	50	66	75	79	82	83

The institutional share class ticker is SNGYX.

*Sit Investment Associates was named the number 1 Fund Family
in Barron's magazine's "Best Fund Families of 2021". See the rankings here.*

For more information, please reach out to us.

Keith McFadyen
Director – Investment Advisory
(630) 235-0065
krm@sitinvest.com

Conner Murnighan
Director – Investment Advisory
(312) 550-5809
fcm@sitinvest.com

FUND OBJECTIVE AND STRATEGY
The investment objective is high current income and safety of principal.

The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity.

DISCLOSURE
The Morningstar information contained herein is proprietary to Morningstar and/or its content providers; may not be copied or distributed; and is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. The Sit Mutual Funds and their Investment Adviser are not affiliated with Morningstar.

Morningstar's percentile rankings reflect the fund's total return compared to other funds within its Morningstar category. The highest (or most favorable) percentile rank is 1 and the lowest (or least favorable) percentile rank is 100. The top-performing fund in a category will always receive a rank of 1. Percentile ranks within categories are most useful in those categories that have a large number of funds.
Morningstar does not adjust total return for sales charges or for redemption fees. Total returns do account for management, administrative, and 12b-1 fees and other costs automatically deducted from fund assets. Short-government portfolios have at least 90% of their bond holdings in bonds backed by the U.S. government or by government-linked agencies. This backing minimizes the credit risk of these portfolios, as the U.S. government is unlikely to default on its debt. These portfolios have durations typically between 1.0 and 3.5 years, so they have relatively less sensitivity to interest rates and, thus, low risk potential. Morningstar calculates monthly breakpoints using the effective duration of the Morningstar Core Bond Index in determining duration assignment. Short is defined as 25% to 75% of the three-year average effective duration of the MCBI.

Mortgage-backed securities involve risk of loss due to prepayment and defaults.

The content herein is for informational purposes only without regard to any particular user's investment objectives, risk tolerances or financial situation and does not constitute investment advice, nor should it be considered a solicitation or offering to sell securities or an interest in any fund.

Past performance is no guarantee of future results. For performance information of any Sit Mutual Fund current to the most recent month-end, visit our website at www.sitfunds.com. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Investments are subject to risks, including the possible loss of principal. Investors should consider the investment objectives, risks, and charges and expenses of the investment company carefully before investing. The Fund's prospectus contains this and other information about the Fund. Read the prospectus carefully before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580.

Barron's/Refinitiv Lipper
Barron's 2021 Annual Fund Family Ranking is based on 51 qualifying actively managed U.S. fund families. Rankings are asset-weighted and based on relative one-year performance, before fees and sales loads, across a range of categories. Source: "Barron's Best Fund Families", February 18, 2022.

Sit Mutual Funds
80 South Eighth Street, Suite 3300
Minneapolis, MN 55402
www.sitfunds.com